Exhibit 8.1
Immunocore Holdings plc
List of Subsidiaries

Subsidiary	Jurisdiction

Immunocore Limited	England and Wales

Immunocore Nominees Limited	England and Wales

Immunocore Ireland Limited	Republic of Ireland

Immunocore, LLC	Delaware

Immunocore Commercial LLC	Delaware